UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 25, 2024

Power & Digital Infrastructure Acquisition II Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-441151	86-2962208
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

321 North Clark Street, Suite 2440

Chicago, IL 60654

(Address of principal executive offices)

(312) 262-5642

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol:	Name of Each Exchange on Which Registered:
Units, each consisting of one share of Class A Common Stock and one-half of one redeemable warrant	XPDBU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	XPDB	The Nasdaq Stock Market LLC
Warrants included as part of the units, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	XPDBW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events

Joint Venture Formation Framework Agreement

On January 25, 2024, Montana Technologies LLC, a Delaware limited liability company (“Montana Technologies”), entered into a joint venture formation framework agreement (the “Framework Agreement”) with GE Ventures LLC, a Delaware limited liability company (“GE Vernova”), and, solely for the purposes specified therein, GE Vernova LLC, a Delaware limited liability company (“GE Vernova Parent”), pursuant to which Montana Technologies and GE Vernova have agreed, subject to the terms and conditions of the Framework Agreement, including certain closing conditions specified therein, to form a joint venture (the “AirJoule JV”) in which each of Montana Technologies and GE Vernova will hold a 50% interest. The purpose of the AirJoule JV is to incorporate GE Vernova’s proprietary sorbent materials into systems that utilize Montana Technologies’ AirJoule® water capture technology and to manufacture and bring products incorporating the combined technologies to market in the Americas, Africa, and Australia.

Upon the closing of the transactions contemplated by the Framework Agreement (the “Closing”), each of Montana Technologies and GE Verona (or an affiliate of GE Vernova) will enter into (i) an amended and restated limited liability company agreement of the AirJoule JV (the “A&R Joint Venture Agreement”), pursuant to which, among other things, the AirJoule JV will have the exclusive right to manufacture and supply products incorporating the combined technologies to leading original equipment manufacturers and customers in the Americas, Africa and Australia, (ii) master services agreements, pursuant to which, among other things, each of Montana Technologies and GE Verona will agree to provide certain agreed services to the AirJoule JV for a period of at least two years following the Closing (unless earlier terminated by the parties thereto) and (iii) an intellectual property agreement, pursuant to which, among other things, each of Montana Technologies and GE Vernova Parent will license certain intellectual property to the AirJoule JV. In addition, pursuant to the A&R Joint Venture Agreement, Montana Technologies will contribute $10 million to the AirJoule JV at the Closing (the “Closing Contribution”) and is expected to contribute up to an additional $90 million to the AirJoule JV following the Closing based on a business plan and annual operating budgets to be agreed between Montana Technologies and GE Vernova.

The respective obligations of Montana Technologies and GE Verona to consummate the transactions contemplated by the Framework Agreement are subject to the satisfaction or waiver by the parties at or prior to the Closing of the following conditions: (i) no order, injunction or other legal or regulatory restraint or prohibition with respect to the transactions contemplated by the Framework Agreement being in effect; (ii) Montana Technologies having entered into an amendment to its existing license with Battelle Memorial Institute for purposes of effecting the transactions contemplated by the Framework Agreement; (iii) the representations and warranties of each party being true and correct in all material respects as of the date of the Framework Agreement and as of the date of the Closing; (iv) the parties having performed and complied in all material respects with all covenants and obligations required to be performed and complied with by them prior to the Closing; and (v) Montana Technologies having committed to use $10 million of any equity financing obtained after the date of the Framework Agreement for purposes of making the Closing Contribution.

Subject to certain limited exceptions, the Framework Agreement may be terminated at any time prior to the Closing by: (i) the mutual written consent of Montana Technologies and GE Verona; (ii) either Montana Technologies or GE Verona if the closing has not occurred on or before March 31, 2024 (or such later date as mutually agreed in writing between Montana Technologies and GE Verona) (the “Termination Date”); (iii) either Montana Technologies or GE Verona if any order, injunction or other legal or regulatory restraint or prohibition with respect to the transactions contemplated by the Framework Agreement has become final and nonappealable; or (iv) by either party if the other party has breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the Framework Agreement, which breach or failure to perform would give rise to the failure of an applicable closing condition is incapable of being cured or, if capable of being cured by the Termination Date, the breaching party has not commenced good-faith efforts to cure such breach or failure to perform within 30 calendar days following receipt of written notice of such breach or failure to perform from MT.

Power & Digital Infrastructure Acquisition II Corp. (the “Company”) expects to file the Framework Agreement as an exhibit to the Company’s next periodic filing. The foregoing summary of the Framework Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Framework Agreement, when filed.

Subscription Agreements

On January 26, 2024 and January 29, 2024, Montana Technologies entered into common unit subscription agreements (the “Subscription Agreements”) with TEP Montana LLC (“TEP Montana”), XMS MT Holdings LLC (“XMS MT Holdings”), and Stuart Porter (together with TEP Montana and XMS MT Holdings, the “Investors”), pursuant to which and subject to the conditions set forth therein, the Investors agreed to purchase from Montana Technologies, and Montana Technologies agreed to issue and sell to the Investors for an aggregate purchase price of $5.0 million, an aggregate number of Montana Class B Common Units as will convert into an aggregate of 588,236 shares of the Company’s Class A common stock (such shares, the “Conversion Shares”) upon the closing of the previously announced business combination between Montana Technologies and the Company (each, a “Subscription”). Each Subscription is expected to close within 5 business days of the signing of the applicable Subscription Agreement and the Conversion Shares, if and when issued upon the closing of the business combination, will be issued as part of the consideration relating thereto. Patrick C. Eilers, Chief Executive Officer of the Company, is an investor in TEP Montana, John McGarrity, General Counsel and Secretary of the Company, James P. Nygaard, Jr., Chief Financial Officer of the Company, and Theodore J. Brombach, Chairman of the board of directors (the “Board”) of the Company, are investors in XMS MT Holdings, and Stuart Porter has been nominated to serve on the Board upon completion of the business combination.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 2, 2024	POWER & DIGITAL INFRASTRUCTURE ACQUISITION II CORP.

	By:	/s/ Patrick C. Eilers
	Name:	Patrick C. Eilers
	Title:	Chief Executive Officer

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